UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                           COMMERCE ENERGY GROUP, INC.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    20061Q106
                                    ---------
                                 (CUSIP Number)

                                   Emily Mason
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7062
                            Facsimile: (415) 955-6562
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2007
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       20061Q106
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Daniel Zeff
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See  Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  3,238,096
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 3,238,096
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   3,238,096
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 10.7%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization  British Virgin Islands

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  1,421,864
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 1,421,864
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   1,421,864
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 4.7%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Zeff Capital Partners I, L.P.
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See  Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization  Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  1,816,232
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 1,816,232
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   1,816,232
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 6.0%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Zeff Holding Company, LLC
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See  Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization  Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  1,816,232
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 1,816,232
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   1,816,232
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 6.0%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.        Security and Issuer.

         This Statement on Schedule 13D relates to the common stock (the "Common Stock") of Commerce Energy Group, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 600 Anton Boulevard, Suite 2000, Costa Mesa, CA 92626.

Item 2.        Identity and Background.

          This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P., a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum"), and Daniel Zeff, and individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons"). Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

          The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

          The principal business of Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

          Zeff is a citizen of the United States. Spectrum is organized under the laws of the British Virgin Islands. Capital and Holding are organized under the laws of the State of Delaware.

Item 3.        Source and Amount of Funds or Other Consideration.

         This Statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of their recent communications to the Company regarding a potential acquisition transaction involving the Company and their solicitation of the same, as further described below in Item 4.

Item 4.        Purpose of Transaction.

         The Reporting Persons acquired shares of Common Stock of the Company for investment purposes in the ordinary course of their business.

         The Reporting Persons believe that the Company's operating performance is significantly lower than its potential performance. As such, the Reporting Persons have encouraged and may continue to encourage the Company's Board of Directors (the "Board") to pursue strategic alternatives, including a cash merger, which may include some or all of the actions or matters described in
Item 4 to Schedule 13D, in order to maximize shareholder value.


         The Reporting Persons have and may continue to engage in discussions or negotiations with the Company, including its management or directors, with other stockholders of the Company and/or third parties with a view to encouraging or effecting strategic alternatives that the Reporting Persons believe will maximize stockholder value. Depending on various factors, including without limitation, the Company's financial performance, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, and future developments at the Company, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation:

     o    continuing to hold their shares for investment;

     o    purchasing additional shares of Common Stock;

     o    selling some or all of their shares of Common Stock;

     o    seeking to change the composition of the Board; or

     o changing their intention with respect to any and all matters referred to in this Item.

         On August 10, 2007, Mr. Zeff submitted a letter to Robert Perkins, Chairman of the Board. Mr. Zeff identified certain discussions he has had with the Company and third parties, and suggested certain actions, including submitting a nominee to serve as a director on the Board, calling for the resignation of Robert Perkins from the Board and urging careful consideration of a sale of the Company. Exhibit 99.2 to this Statement, which is incorporated herein by reference, is a letter from Daniel Zeff to Robert Perkins, Chairman of the Company's Board.

Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 30,385,868 shares of Common Stock outstanding as of June 11, 2007, as reported in the Company's Form 10-Q for quarterly period ended April 30, 2007.

          As of the close of business on August 13, 2007:

                  (i) Spectrum beneficially owns 1,421,864 shares of Common Stock constituting approximately 4.7% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 1,816,232 shares of Common Stock constituting approximately 6.0% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 1,816,232 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 6.0% of the shares of Common Stock outstanding; and

                  (iv) Zeff beneficially owns 3,238,096 shares of the Company's Common Stock comprised of 1,421,864 shares of Common Stock held by Spectrum (Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 1,816,232 shares of Common Stock held by Capital (Zeff is the sole manger of Capital's general partner), in total constituting approximately 10.7% of the shares of Common Stock outstanding;

          (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,421,864 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,816,232 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Zeff as the sole manager of Holding, Capital's general partner.

          (c) None.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         Exhibit 99.1: Joint Filing Agreement, dated as of August 13, 2007, by and among the Reporting Persons.

         Exhibit 99.2: Letter, dated August 10, 2007, from Daniel Zeff to Robert Perkins, Chairman, Commerce Energy Group, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007


                                           /s/ Daniel Zeff
                                           -------------------------------
                                           Daniel Zeff

                                           ZEFF HOLDING COMPANY, LLC

                                           By:/s/ Daniel Zeff
                                           Name: Daniel Zeff
                                           Title: Manager

                                           ZEFF CAPITAL PARTNERS I, L.P.
                                           By: Zeff Holding Company, LLC,
                                           as general partner

                                           By: /s/ Daniel Zeff
                                           Name: Daniel Zeff
                                           Title: Manager

                                           SPECTRUM GALAXY FUND LTD.

                                           By: /s/ Dion R. Friedland
                                           Name: Dion R. Friedland
                                           Title: Director

                                                   Exhibit 99.1


                             Joint Filing Agreement


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Commerce Energy Group, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


In witness hereof, the undersigned hereby executed this Agreement this 13st day of August, 2007.



                                    /s/ Daniel Zeff
                                    -------------------------------
                                    Daniel Zeff

                                    ZEFF HOLDING COMPANY, LLC

                                    By: /s/ Daniel Zeff
                                    Name: Daniel Zeff
                                    Title: Manager

                                    ZEFF CAPITAL PARTNERS I, L.P.
                                    By: Zeff Holding Company, LLC,
                                    as general partner

                                    By: /s/ Daniel Zeff
                                    Name: Daniel Zeff
                                    Title: Manager

                                    SPECTRUM GALAXY FUND LTD.

                                    By: /s/ Dion R. Friedland
                                    Name: Dion R. Friedland
                                    Title: Director

                                                                    Exhibit 99.2

August 10, 2007

Robert Perkins, Chairman
Commerce Energy Group, Inc.
600 Anton Blvd., Suite 2000
Costa Mesa, CA 92626

Dear Mr. Perkins,

         Why have you not responded to my letter regarding the cash takeover offer for our company?

         Steve Boss, the company's CEO, Charles Bayless, a director, and Lawrence Clayton, the company's former CFO, have made it clear to me in personal conversations that Universal Energy's recent expression of interest to acquire the company in a cash buyout for $2.50-$2.75 was reasonable and should be explored. It is also clear that there are other potential acquirers of our company and that all reasonable offers should be explored.

         Without explanation of the company's rejection or consideration of Universal's offer and other potential offers, I must assume that you are shirking your fiduciary responsibilities. The Board has an obligation to carefully investigate, evaluate and respond to the expression of interest in light of the company's other alternatives. Before your former CFO left the company, I am told that Mr. Clayton wrote to the Board that he believes you are acting against shareholder interests by not exploring a sale at this time.

         Commerce Energy's Board appears to be split on the issue of exploring a sale, and with an even six members, the Board is ineffectual. It has become apparent to me that you, and Directors Gary Hessenauer and Mark Juergensen are improperly delaying and obstructing the process of exploring reasonable offers for the company that could create shareholder value.

         You continue to hide behind your legal counsel and your "processes and strategies in place" to avoid thorough consideration of a sale of the company and, more egregiously, to advance your own interests. Those interests appear to include a potential replacement of the CEO with Mr. Hessenauer. Mr. Hessenauer was apparently involved in the last CEO search (that resulted in Mr. Boss' hiring) and was outside of the top ten candidates considered.

         The Board must take action now to break this deadlock and to move forward with a sale of the company, by removing yourself and other directors acting against shareholders, and by adding a new member to the Board. I hereby re-submit Mr. Andrew Dailey as a nominee for the Board. I previously submitted his name for nomination to CEO, Steve Boss.

         Commerce Energy's shareholders do not have the luxury of time and must consider takeover offers now, before the planned August 17 Board meeting and before any potentially damaging new management changes take place. Mr. Hessenauer offered to hold a special meeting for me with the independent Board members (which includes all members except Steve Boss) at the end of August. I demand that you respond publicly now and with your current CEO involved.

         Bob, your actions appear to be personally motivated or simply irrational, particularly in light of your minor personal holdings in Commerce Energy and the Board's meager 2% position in the stock. Why are you not acting on behalf of the real owners of this company? Zeff Capital Partners owns 10.7% of the stock and yet you refuse to respond to our inquiries or act in our best interests. It has also become clear that you do not fully understand how customer attrition will be affected by operational changes (i.e. firings) that you may seek at the company. So, not only will your actions damage EGR's shareholders, but our employees and our customers as well. Bob, this is not the right job for you and I ask again that you remove yourself from the Board of Directors of Commerce Energy Group.

         Whether you are removed from the Board or an additional seat is added, Commerce Energy's directors must act in the shareholders' best interests and move forward with a sale of the company.

Sincerely,

Daniel Zeff